SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of September 2005
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of September 2005, and incorporated by reference herein, are the following press releases made by the Registrant:
1.     Press Release dated September 1, 2005
2.     Press Release dated September 13, 2005
3.     Press Release dated September 13, 2005
4.     Press Release dated September 13, 2005
5.     Press Release dated September 14, 2005

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: September 14, 2005

F  O  R    .    I  M  M  E  D  I  A  T  E    .    R  E  L  E  A   S  E
French Ministry of the Interior Selects Spectrum Signal Processing’s
flexComm™ SDR-3002 Platform for Homeland Defense Application
Burnaby, B.C., Canada — September 1, 2005 — Spectrum Signal Processing Inc., today announced it will provide software defined radio technology, training and support services to the French Ministry of the Interior for the development of a new communications platform for a homeland security application.
“Spectrum will provide a turn-key solution that allows our organization to immediately begin our application development rather than spend valuable time and resources building a base development system,” said a senior official at the French Ministry of the Interior. “Spectrum’s ability to provide extensive hands-on training and on-site technical support in our native French language also represents a significant benefit. This enables our project team to ramp up quickly and to reduce the hardware configuration and software operation learning curves of our engineers.”
“This contract reaffirms Spectrum’s leadership in the software defined radio market,” said Dan Simard, Managing Director of Spectrum Signal Processing (UK) Limited. “Spectrum offers a comprehensive portfolio of software defined radio solutions that includes hardware systems, software, support and services. The French Ministry of the Interior will reduce their technological risk, cost and time to delivery by leveraging our product offering and experience developing, demonstrating and deploying software defined radio technologies internationally.”
Spectrum is a leading provider of integrated commercial-off-the-shelf software defined radio platforms that include a high performance signal processing system, a comprehensive software stack and a complete suite of development tools with application data flows and system examples. For more information on Spectrum’s software defined radio solutions, please visit www.spectrumsignal.com/products.
ABOUT THE FRENCH MINISTRY OF THE INTERIOR
The French Ministry of the Interior has responsibility for the National Police, National Gendarmerie, Emergency Preparedness and all matters related to internal security within France.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

1

FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

2

F  O  R    .    I  M  M  E  D  I  A  T  E    .    R  E  L  E  A   S  E
Spectrum Signal Processing Introduces Latest
Rapid-Prototyping Platform for Communications Intelligence
Applications
London, United Kingdom — September 13, 2005 — Spectrum Signal Processing Inc. announced today at the Defense Systems and Equipment International tradeshow the flexComm™ HCDR-1000 CRDP, a communications intelligence (COMINT) rapid-prototyping and development platform. This fully integrated, commercial-off-the-shelf (COTS) software defined radio platform is designed to promote the rapid development and deployment of intelligence systems for the intercept and processing of communications signals. It is comprised of a high-speed dual channel analog-to-digital converter, multiple Xilinx® Virtex-II™ and Freescale™ PowerPC® processing elements, and dual VME-based carrier boards.
The HCDR-1000 CRDP provides the hardware, software and development tools necessary to begin immediate development of COMINT systems. The platform’s architecture was specifically designed to support the simultaneous detection and processing of multiple wideband and narrowband signals, including complex signals incorporating frequency agility (frequency hopping) and direct sequence spread spectrum. Real-time performance is maintained by the HCDR-1000 CRDP through the use of multiple subsystems operating in parallel, including:
•	A wideband spectral analysis subsystem that can detect and parameterize signals of interest, including identifying the center frequency, received signal power and spectral shape of each detected signal.

•	A delay-buffer and channelization subsystem that can be used to extract potentially hundreds of baseband signals of interest from the incoming IF signals without incurring data loss.

•	A baseband channel processing subsystem that can be used to identify the modulation schemes of the signals of interest and potentially recover the underlying data.

•	A real-time high-speed disk storage subsystem allowing extended recording of IF signals for offline playback at a later time.
“Our goal in designing the HCDR-1000 CDRP was to accelerate the field deployments of our COMINT customers,” said Mark Briggs, Spectrum’s Vice President of Marketing. “The platform supports multi-channel development using a highly scalable and modular architecture. After the application software is developed, the platform can be fielded as-is in many COMINT settings as an integral part of a deployment system. In addition, through Spectrum’s modified COTS program, the platform can be customized to allow developers to further mitigate technical, cost and schedule risks throughout the development and deployment of their complex COMINT programs. The HCDR-1000 CRDP joins our other application-specific platform offerings for military communications, electronic intelligence and satellite communications.”
The package includes Spectrum’s quicComm™ software, a hardware abstraction layer that facilitates platform programming and code portability. Comprehensive software examples that demonstrate application data flows are also provided to simplify and accelerate development initiatives. Technical support services and training courses are part of this comprehensive product offering.
Additional product information can be found at www.spectrumsignal.com/products.
The HCDR-1000 CRDP is available for order immediately.

1

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® Xilinx is a registered trademark of Xilinx Inc.
™ Virtex-II is a trademark of Xilinx Inc.
™ Freescale is a trademark of Freescale Semiconductor Inc.
® PowerPC is a registered trademark of International Business Machines Corporation

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

2

F  O  R    .    I  M  M  E  D  I  A  T  E    .    R  E  L  E   A  S  E
Spectrum Signal Processing Introduces High-Speed Wideband
Input/Output XMC-3311 Module to flexComm™ Product Portfolio
Harnessing the Power of Next Generation FPGAs for Software Defined Radio Applications
London, United Kingdom — September 13, 2005 — Spectrum Signal Processing Inc. announced today at the Defense Systems and Equipment International tradeshow the addition of the XMC-3311 high speed transceiver XMC/enhanced PMC (ePMC) module to its flexComm software defined radio (SDR) product line. The XMC-3311 is targeted at wide bandwidth processing applications including commercial and military satellite communications, signals intelligence and electronic warfare.
The XMC-3311 is one of the first commercial-off-the-shelf (COTS) products on the market to incorporate the Xilinx® Virtex-4™ field programmable gate array (FPGA). This new FPGA will simplify the algorithmic coding for Spectrum’s customers and provide higher performance, higher density and greater memory capacity for processing. The module is designed to the VITA 42.0 XMC switched mezzanine card and VITA 42.1 Parallel RapidIO® specifications and is also backwards compatible with Spectrum’s existing ePMC-based products. In addition, Spectrum provides a high-speed packet interface that sets up physical and logical channels to route data flow from the FPGA through the module’s fabric crossbar to the XMC connector. Spectrum expects that the packet interface alone will save its customers hundreds of hours that would otherwise be devoted to developing this functionality as part of their application.
“Consistent with Spectrum’s mix and match approach in creating SDR solutions, the XMC-3311 is compatible with any of Spectrum’s CompactPCI®, PCI/PCI-X® and VME-based product families,” said Mark Briggs, Vice President of Marketing, Spectrum Signal Processing Inc. “This provides our customers with more options for defining signal processing platform configurations that best suit their application requirements. Customers who are developing multiple SDR applications will also enjoy the benefits from the use of common technology and application programming interfaces across different projects, ultimately lowering their cost and reducing development time.”
The XMC-3311 has dual 12-bit analog-to-digital converters (ADCs) for input and a single 14-bit digital-to-analog converter (DAC) for output, each running at up to 213.33 mega samples per second in a single-width VITA 42.0 XMC form factor. The ADCs and DAC are integrated with a single user-programmable Xilinx Virtex-4 FPGA. A choice of the following Virtex-4 FPGA devices are available: LX40, LX60, LX80, LX100, LX160 or the SX55. These FPGA devices are user programmable for functions such as wide bandwidth signal processing and filtering in the digital domain. The module can also be used as an ePMC module. The ePMC standard is fully compatible with IEEE P1386.1 PMC standard but offers the additional benefit of dedicated low power Solano links between ePMC compliant carrier and mezzanine modules. Data can also be transferred over PCI, which provides an independent control path. Additional product details can be found at www.spectrumsignal.com/products.
The XMC-3311 is available for order immediately.

1

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm is a trademark of Spectrum Signal Processing Inc.
® Xilinx is a registered trademark of Xilinx Inc.
™ Virtex-4 is a trademark of Xilinx Inc.
® RapidIO is a registered trademark of the Rapid IO Trade Association
® CompactPCI is a registered trademark of the PCI Industry Computers Manufacturer’s Group
® PCI-X is a registered trademark of the Programmable Interface Controller — Special Interest Group

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

2

F  O  R    .    I  M  M  E  D  I  A  T  E    .    R  E  L   E  A  S  E
Spectrum Signal Processing Launches MILCOM Platform For
International Markets
London, United Kingdom — September 13, 2005 — Spectrum Signal Processing Inc. announced today at the Defense Systems and Equipment International tradeshow the launch of the flexComm™ SDR-3002 IMRDP, an international version of its existing military communications (MILCOM) rapid-prototyping development platform. This is the industry’s first “RF to Ethernet” commercial-off-the-shelf (COTS) solution specifically targeting international MILCOM programs. This Software Communications Architecture (SCA) enabled platform integrates Spectrum’s SDR-3002 with the new DRT4001 Software Defined Radio (SDR) Family of RF front-ends from Digital Receiver Technology, Inc. (DRT).
The SDR-3002 IMRDP is a turnkey black-side processing system for tactical military communications programs for the international community. This system includes sample application software supporting wide band frequency operation, making the SDR-3002 IMRDP ideal for rapid prototyping as well as both wide and narrowband waveform development. Additional benefits and features of this platform can be found at: www.spectrumsignal.com/products.
“Our exportable COTS SCA-enabled platform serves software defined radio development markets outside of North America,” said Dan Simard, Managing Director of Spectrum Signal Processing (UK) Limited. “Governments and defense contractors worldwide have been studying and developing SDR technology for years and now have a proven platform on which to advance their programs. The SDR-3002 IMRDP provides a comprehensive solution that reduces developers’ risk and time to deployment by providing integrated hardware, software, development tools, training and support.”
The combination of the DRT4001 SDR Family of wide band digital RF subsystems with Spectrum’s IF and baseband technology provides a scalable solution that should appeal to international waveform developers and others developing multi-channel applications.
Governments worldwide are adopting the SCA, which was developed under the auspices of the US Joint Tactical Radio Systems Joint Program Office. The SCA provides a core framework to enhance portability of military waveforms across disparate radio architectures. Software defined radios will be multi-mode and multi-band allowing one radio to communicate with diverse radio networks, typical of international coalition forces. It allows over-the-air reprogramming of those radio sets to enable the information superiority necessary for more effective military engagements.
The SDR-3002 IMRDP system is comprised of Spectrum’s SDR-3002 software defined radio processing and analog-to-digital converter/digital-to-analog converter boards (PRO-3100, PRO-3500 and TM1-3350) in a four slot 2U CompactPCI® chassis. The system includes all software application libraries, including digital down-conversion and digital up-conversion field programmable gate array cores, operating systems and an SCA core framework. A working software dataflow example demonstrating a Frequency Shift Keying (FSK) modulation and demodulation application is also provided, offering a starting point for customers’ design efforts. These components are integrated with the DRT4001 SDR RF front-end subsystem consisting of four DRT cards (Wideband Tuner, Exciter, Reference module, and the Controller) in a 20-slot 3U CompactPCI chassis. The system is flexible, scalable and can be customized as required within Spectrum’s modified COTS program.
The SDR-3002 IMRDP is available for order immediately.

1

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm is a trademark of Spectrum Signal Processing Inc.
® CompactPCI is a registered trademark of the PCI Industry Computers Manufacturer’s Group

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

2

F  O  R    .    I  M  M  E  D  I  A  T  E    .    R  E  L  E   A  S  E
Spectrum Signal Processing Enters Tactical Military Communications
Agreement with General Dynamics Canada
Agreement is Spectrum’s second tactical MILCOM radio upgrade announcement in recent months
Burnaby, BC, Canada — September 14, 2005 — Spectrum Signal Processing Inc. today announced that it has entered into an agreement with General Dynamics Canada, a recognized leader in the provision of tactical communication systems to Allied and select international markets. Under this agreement, Spectrum will supply Software-Defined Radio (SDR) technology and assist General Dynamics Canada in the development and demonstration of enhanced tactical military communication solutions. Ultimately, Spectrum’s SDR technology will be used to enhance the flexibility, interoperability and performance of the General Dynamics Canada MESHnet® family of tactical communication products.
By incorporating SDR technology, General Dynamics Canada will provide its customers with enhanced wireless data connectivity capacity and improved mobility. “By investigating advanced technologies like SDR, and integrating them into our MESHnet product family, we enable our customers to keep abreast of the latest advances in tactical digital communications,” stated David Dean, Vice President of General Dynamics Canada C3ISS Business. “In particular, we are using SDR capabilities to enhance coalition interoperability between legacy and emerging voice and data systems.”
“We have made a significant investment in our software defined radio products including our next generation tactical MILCOM modem,” stated Pascal Spothelfer, Spectrum’s President and CEO. “Our relationship with General Dynamics Canada is a very important milestone for the company as we target tactical deployment opportunities.”
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s

1

judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
® MESHnet is a registered trademark of General Dynamics Canada
SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

2